SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Midstates Petroleum Company, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

59804T407
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 15 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The original Schedule 13G and subsequent amendments thereto filed with the Securities and Exchange Commission by the Reporting Persons with respect to Midstates Petroleum Company, Inc. prior to the filing of Amendment No. 2 to the Schedule 13G were filed by Centerbridge Credit Partners, L.P. (CIK 0001422713), which, due to an internal consolidation of the Reporting Persons, is no longer a Reporting Person. This does not constitute a consolidation for accounting purposes.

CUSIP No. 59804T407	13G/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master AIV IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 383,399 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 383,399 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,399 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 59804T407	13G/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II AIV III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 166,601 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 166,601 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,601 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 59804T407	13G/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 383,399 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 383,399 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,399 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 59804T407	13G/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 383,399 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 383,399 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,399 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 59804T407	13G/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON CSCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 166,601 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 166,601 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,601 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 59804T407	13G/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 166,601 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 166,601 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,601 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 59804T407	13G/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 550,000 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 550,000 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 59804T407	13G/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 550,000 shares of Common Stock issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 550,000 shares of Common Stock issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000 shares of Common Stock issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 59804T407	13G/A	Page 10 of 15 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Midstates Petroleum Company, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 321 South Boston Avenue, Suite 1000, Tulsa, Oklahoma 74103.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Centerbridge Credit Partners Master AIV IV, L.P., a Delaware limited partnership ("CCPM AIV"), with respect to the Common Stock (as defined in Item 2(d) below) beneficially owned by it;
(ii)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership ("CCPOGP"), as general partner of CCPM AIV, with respect to the Common Stock beneficially owned by CCPM AIV;
(iii)	Centerbridge Credit Cayman GP Ltd., a Cayman Islands exempted company ("CCCGP"), as general partner of CCPOGP, with respect to the Common Stock beneficially owned by CCPM AIV;
(iv)	Centerbridge Special Credit Partners II AIV III, L.P., a Delaware limited partnership ("CSCP AIV"), with respect to the Common Stock beneficially owned by it;
(v)	Centerbridge Special Credit Partners General Partner II, L.P., a Delaware limited partnership ("CSCPGP II"), as general partner of CSCP AIV, with respect to the Common Stock beneficially owned by CSCP AIV;
(vi)	CSCP II Cayman GP Ltd., a Cayman Islands exempted company ("CSCP II Cayman Ltd."), as general partner of CSCPGP II, with respect to the Common Stock beneficially owned by CSCP AIV;
(vii)	Mark T. Gallogly ("Mr. Gallogly"), indirectly, through various intermediate entities controls each of CCPM AIV and CSCP AIV (collectively, the "Centerbridge Funds"), with respect to the Common Stock beneficially owned by the Centerbridge Funds; and
(viii)	Jeffrey H. Aronson ("Mr. Aronson"), indirectly, through various intermediate entities controls each of the Centerbridge Funds, with respect to the Common Stock beneficially owned by the Centerbridge Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, NY 10152.

CUSIP No. 59804T407	13G/A	Page 11 of 15 Pages

Item 2(c).	CITIZENSHIP

CCPM AIV, CCPOGP, CSCP AIV and CSCPGP II are limited partnerships organized under the laws of the State of Delaware. CCCGP and CSCP II Cayman Ltd. are exempted companies organized under the laws of the Cayman Islands. Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

59804T407

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 59804T407	13G/A	Page 12 of 15 Pages

Item 4.	OWNERSHIP

This Schedule 13G/A reports beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.

A.	Centerbridge Credit Partners Master AIV IV, L.P., Centerbridge Credit Partners Offshore General Partner, L.P. and Centerbridge Credit Cayman GP Ltd.
	(a)	Amount beneficially owned: 383,399 shares of Common Stock issuable upon exercise of warrants
	(b)	Percent of class: 1.5%. The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 25,302,262 shares of Common Stock issued and outstanding as reported to be outstanding as of November 5, 2018, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed by the Company with the Securities and Exchange Commission on November 9, 2018, and assumes the exercise of the warrants reported by the Reporting Persons.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 383,399 shares of Common Stock issuable upon exercise of warrants
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 383,399 shares of Common Stock issuable upon exercise of warrants
CCPM AIV has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCCGP, the general partner of CCPOGP. Neither CCPOGP nor CCCGP directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPM AIV. However, none of the foregoing should be construed in and of itself as an admission by CCPOGP or CCCGP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CCPOGP and CCCGP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPM AIV.

B.	Centerbridge Special Credit Partners II AIV III, L.P., Centerbridge Special Credit Partners General Partner II, L.P. and CSCP II Cayman GP Ltd.
	(a)	Amount beneficially owned: 166,601 shares of Common Stock issuable upon exercise of warrants
	(b)	Percent of class: 0.7%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 166,601 shares of Common Stock issuable upon exercise of warrants
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 166,601 shares of Common Stock issuable upon exercise of warrants
CSCP AIV has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CSCPGP II, its general partner, and CSCP II Cayman Ltd., the general partner of CSCPGP II. Neither CSCP II Cayman Ltd. nor CSCPGP II directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CSCP AIV. However, none of the

CUSIP No. 59804T407	13G/A	Page 13 of 15 Pages

foregoing should be construed in and of itself as an admission by CSCPGP II or CSCP II Cayman Ltd. or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CSCPGP II and CSCP II Cayman Ltd. expressly disclaims beneficial ownership of shares of Common Stock owned by CSCP AIV.

C.	Mark T. Gallogly and Jeffrey Aronson
	(a)	Amount beneficially owned: 550,000 shares of Common Stock issuable upon exercise of warrants
	(b)	Percent of class: 2.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 550,000 shares of Common Stock issuable upon exercise of warrants
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 550,000 shares of Common Stock issuable upon exercise of warrants
Messrs. Gallogly and Aronson, indirectly, through various intermediate entities control each of the Centerbridge Funds. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by the Centerbridge Funds. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock owned by any of the Centerbridge Funds.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. 59804T407	13G/A	Page 14 of 15 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 59804T407	13G/A	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2019

CENTERBRIDGE CREDIT PARTNERS MASTER AIV IV, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS II AIV III, L.P.

By: Centerbridge Special Credit Partners II, L.P., its general partner

By: CSCP II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

By: Centerbridge Credit Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II, L.P.

By: CSCP II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP II CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

/s/ Mark T. Gallogly
MARK T. GALLOGLY

/s/ Jeffrey H. Aronson
JEFFREY H. ARONSON